Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401

August 8, 2025

Attn: Eiko Yaoita Pyles, Anne McConnell, Kristin Baldwin and Erin Purnell

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFF THE HOOK YS INC.
Registration Statement on Form S-1 Submitted July 28, 2025
CIK No. 0002067767
OFF THE HOOK YS INC.

Ladies and Gentlemen:

By letter dated August 1, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Off The Hook YS Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Registration Statement filed on July 28, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Corporate Structure and Background, page 8

1. We note your response to prior comment 2, including that you granted stock under the amended purchase agreement on December 6, 2024 and the purchase price was “negotiated on an arms-length basis and represents what the parties believed was the value at such time”; however, we also note the following:

● The relatively short time period between when the stock was granted and when the draft registration statement was submitted;

● The more than ten-fold increase in the implied enterprise value of the company indicated by each transaction during the short time period;

● The modest improvement in current interim results relative to comparable interim results; and

● Mr. John’s role as CEO.

It remains unclear to us how you determined the purchase price to be paid Mr. John represents the fair value of the shares he will acquire and that the stock sale agreement is not essentially compensatory, analogous to the guidance in SAB Topic 5:T. Please advise or revise your disclosures accordingly.

Response:

As there has been no public market for our common stock to date, the implied enterprise value of the Company, as of any date, has been determined by the Company’s board of directors (the “Board”) with input from the management team (the “Management”). To better assist the Staff on how Board and Management determined the implied enterprise value of the Company as of December 6, 2026, the date of the amended purchase agreement, we have provided the analysis from a third-party valuation company below.

The third-party valuation company procedures, investigations, and financial analyses included, but were not limited to the following:

●	The Company’s historical financial statements for the years ended December 31, 2023, through December 31, 2024, and the trailing twelve months ended March 31, 2025

●	Pro forma financial models provided by Management

●	Information regarding recent developments in the Company’s business

●	Discussions with the Management.

Financial Overview for the twelve months ended December 31, 2023, December 31, 2024, and March 31, 2025 (TTM2025) (collectively, the “Review Period”)

Revenue has grown from $91.8M in 2023 to $105.4M in TTM 2025. This represents a compound annual growth rate (CAGR) of 11.7%. Revenue and revenue growth are presented in the following chart.

Gross margin has been relatively steady, ranging from 8.9% to 10.0% during the Review Period. EBITDA ranged from $2.9M to $3.3M during the Review Period. EBITDA margins varied from 2.8% to 3.5%. EBITDA and EBITDA margins are presented in the following chart.

The Company reported $20.9M and $26.9M of net debt as of December 31, 2024, and March 31, 2025, respectively.

December 6, 2024 Transaction

Mr. Brian John purchased 25.0% of the Company for $3M in cash consideration. In addition to the cash consideration, Mr. Brian John was obliged to fund all of the expenses related to the Company’s initial public offering. These expenses were estimated to be $1M, but the timing of the initial public offering was uncertain, and the expenses could well exceed that. Based on an estimated $4M purchase price, this implies a $16M equity value for the Company.

We note that this transaction occurred when the Company was a private company. Minority interests in private companies are subject to discounts for lack of marketability, to capture the impact of illiquidity relative to publicly traded stock. We utilized the put option approach to estimate the discount for lack of marketability at the time of the transaction. We estimated a discount of 37.6%. Adjusting for this discount, the implied equity value of the transaction was $22M on a minority, marketable interest basis.

Timeline of Events

Between December 6, 2024 and September 2025, the Company has undergone many changes and improvements. The following list summarizes key events which occurred during the interim period.

●	Floorplan has expanded from $18M to $25M. This dramatically increases the inventory buying power and turnover for the Company.

●	Integrated “Chatbot” into the Customer Relationship Management system and additional AI tools are in the process of being implemented.

●	Recruitment of major brokers in the industry with 20+ years of experience and $200-$250M in brokerage revenue per year. This will add $3-4M annually in income to the Company.

●	Build out of major sales centers in Jupiter, Florida and Fort Lauderdale, Florida. These sales centers expand the brokerage and brand presence in two of the top boating markets in the country.

●	The Company’s scheduled launch of Autograph Yacht Group. The first scheduled trade show is in October 2025 and five key brokers are onboarding in September 2025. This will unlock the premium marketplace for the Company.

Pro Forma Financial Performance

Based on the improvements in the Company’s financial position, Management’s projected revenue in 2025 was 85.0% greater than prior models, along with increases of 202.6% in 2026, 277.2% in 2027, 341.5% in 2028, and 407.6% in 2029. The substantially more optimistic outlook on revenue signals a strong case for a higher valuation. Other boat brands have been in decline in both revenue and profit over the past 3-4 years, while the Company has accelerated. Projected revenue as presented in the following chart.

Illustrative Discounted Cash Flow Analysis

The third-party valuation company performed an illustrative discounted cash flow analysis to estimate the impact of the pro forma financial expectations on the Company’s equity value.

●	Revenue was projected based on management’s assumptions, shown in the previous chart.

●	Earnings before interest, taxes, depreciation, and amortization (EBITDA) margins were estimated based upon the Company’s historical performance and projected growth.

●	Weighted average cost of capital was estimated to be 15.0%, based upon the third party’s valuation experience.

●	Cash flow was assumed to equal EBITDA for simplicity.

●	Residual value was estimated based on a Gordon Growth Model, with a 2.5% residual growth rate.

The following table presents the revenue and EBITDA assumptions, as well as the indicated equity value for the respective dates.

In conclusion, the Company respectfully submits that the differences between the imputed enterprise value on December 6, 2024 and the estimated date of the initial public offering, are reasonable in light of all of the considerations outlined above and that the purchase price paid by Mr. John represents the fair value of the shares he acquired and that the amended purchase agreement is not compensation. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this comment.

Dilution, page 38

2. Please address the following related to your Dilution disclosures:

● The net tangible book value and as adjusted net tangible book value balances as of March 31, 2025 of $665,258 and $22,657,998, respectively, appear to include goodwill. Revise and remove goodwill from the calculations of net tangible book value and as adjusted net tangible book value.

● Revise the total consideration paid by existing shareholders and net investors to reflect actual amounts paid rather than net proceeds received or to be received by the Company.

Response: We have revised net tangible book value and adjusted net tangible book value by removing goodwill. We have revised the total consideration paid by existing shareholders and net investors to reflect actual amounts paid rather than net proceeds received or to be received by the Company.

Certain Relationships and Related Party Transactions

Member Distribution, page 86

3. We note your revisions in response to prior comment 4 and reissue. Please explain why you awarded member distributions, including whether such distributions were contractual obligations or otherwise. In addition, please explain whether you will continue paying member distributions after the initial public offering. If such distributions will continue, please add disclosure throughout the prospectus that discloses the required distributions, the anticipated amounts, and any associated impacts or risks that such distributions may have on your business. Further, please enumerate the “Recipients” in those columns identified as “Various Members,” both by name and amount of distribution, or explain why you are not required to do so pursuant to Item 404(a)(1) of Regulation S-K.

Response: The Company’s member distributions to date were made based on member approvals and were not contractual obligations. These distributions represented returns of capital or were made to assist members with estimated tax liabilities arising from the Company’s pass-through tax status. The Company will not continue to make such distributions after the initial public offering. We have enumerated the “Recipients” in those columns identified as “Various Members,” both by name and amount of distribution.

Exhibits

4. Please have your auditor revise their consent in Exhibit 23.1 to also include a statement acknowledging their identification as an expert on page 107 of the filing.

Response: We have revised the auditor consent in Exhibit 23.1 to include also include a statement acknowledging their identification as an expert on page 107 of the filing

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at bj@offthehookys.com or 561-599-0080.

Very truly yours,

/s/ Brian John
Chief Executive Officer
Off The Hook YS Inc.
1701 Jel Wade Dr.
Wilmington, NC 28401